SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Chesapeake Midstream Partners, L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests, No Par Value

(Title of Class of Securities)

16524K 108

(CUSIP Number)

Global Infrastructure Investors II, LLC Attention: Joseph Blum 12 East 49th Street New York, New York 10017 (212) 315-8100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 29, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends the Schedule 13D filed with the Securities and Exchange Commission on June 25, 2012 (the “Schedule 13D”), relating to the common units representing limited partner interests (the “Common Units”) of Chesapeake Midstream Partners, L.P., a Delaware limited partnership (the “Issuer”). Global Infrastructure Investors II, LLC, Global Infrastructure GP II, L.P. (“Global GP”), GIP II Eagle Acquisition Holdings GP, LLC (“Eagle GP”) and GIP II Eagle Holdings Partnership, L.P. (“Eagle Holdings”) are sometimes collectively referred to herein as the “Reporting Persons.”

ITEM 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented by the following:

On June 29, 2012, pursuant to a purchase agreement dated as of June 7, 2012 (the “Second Purchase Agreement”) between Chesapeake Midstream Holdings, L.L.C. (“CMH”) and GIP II Eagle 4 Holding, L.P. (“Eagle 4”) and the Assignment and Contribution Agreement dated June 25, 2012 by and among GIP II Eagle 1 Holding, L.P., GIP II Eagle 2 Holding, L.P. (“Eagle 2”), GIP II Eagle 3 Holding, L.P., Eagle 4 and Eagle Holdings, Eagle Holdings completed the previously reported acquisition from CMH, for cash consideration of $1.0 billion, of (i) 6,438,115 subordinated units representing limited partnership interest of the Issuer (“Subordinated Units”), and (ii) 33,704,666 Common Units. The Second Purchase Agreement and the Assignment and Contribution Agreement previously were filed as exhibits to the Schedule 13D.

On June 29, 2012, GIP II Eagle 4 Holding GP, LLC, (the “Eagle 4 GP”), Global GP and Eagle Holdings entered into an agreement (the “Eagle Holdings Agreement”) pursuant to which, to the extent that Eagle Holdings is entitled to designate one or more members of the board of managers (the “GP Board,” and any such member a “GP Director”) of Chesapeake Midstream GP, L.L.C., the general partner of the Issuer (the “General Partner”), to the extent requested by the Eagle 4 GP, Eagle Holdings shall designate an individual identified by the Eagle 4 GP, subject to the approval of Global GP. Also pursuant to the Eagle Holdings Agreement, if Global GP directly or indirectly causes any Fund Owner (as defined in the Eagle Holdings Agreement) to dispose of units of Chesapeake Midstream Ventures, L.L.C. (“CMV”), the sole member of the General Partner (such units, the “CMV Units”), Subordinated Units and/or Common Units, Global GP shall cause Eagle Holdings to dispose of, for the pro rata benefit of its limited partners, the same proportion of its CMV Units, Subordinated Units and/or Common Units as are being disposed of by the Fund Owner at the same time and on the same terms as the Fund Owner. Also, to the extent Eagle Holdings is entitled to vote on any matters under the Portfolio Company Documents (as defined in the Eagle Holdings Agreement), Global GP shall cause Eagle Holdings to cast all of its votes in an identical manner and in a manner consistent with that of any Fund Owner in respect of its interest in the CMV or the Issuer.

Also on June 29, 2012, GIP II-B Eagle AIV 1, L.P., which is the sole member of the general partner of Eagle 2 (the “Eagle 2 Fund”), Eagle Holdings, Eagle 2, Eagle GP, CMV, the General Partner, the Issuer and Chesapeake MLP Operating, L.L.C., entered into an Amended and Restated Management Rights Agreement pursuant to which Eagle 2 Fund has the right to designate one member of the board of managers of CMV (“CMV Manager”) and one GP Director, in each case that Eagle Holdings would otherwise have the right to designate. The Amended and Restated Management Rights Agreement replaces and supersedes both the Management Rights Agreement and the Director Agreement, each of which previously was filed as an exhibit to the Schedule 13D. Pursuant to the Amended and Restated Management Rights Agreement, Eagle Holdings, at the direction of Eagle 2 Fund, designated the Issuer’s Chief Executive Officer, J. Michael Stice, as a GP Director. William Brilliant will continue to serve as a CMV Manager and a GP Director as a designee of Eagle Holdings, and Dominic J. Dell’Osso, Jr., will continue to serve as a GP Director as a designee of Eagle Holdings.

The foregoing descriptions of the Eagle Holdings Agreement and the Amended and Restated Management Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements filed as exhibits to this Amendment No. 1, and incorporated herein by reference.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by the following:

Item 4 above summarizes certain provisions of the Eagle Holdings Agreement and the Amended and Restated Management Rights Agreement and is incorporated herein by reference. A copy of each of these agreements is attached as an exhibit to this Amendment No. 1, and each is incorporated by reference herein.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement (incorporated by reference to Exhibit 1 of Schedule 13D, dated June 25, 2012, filed by Global Infrastructure Investors II, LLC).

2	Agreement by and among GIP II Eagle 4 Holding GP, LLC, Global Infrastructure GP II, L.P. and GIP II Eagle Holdings Partnership, L.P., dated June 29, 2012.

3	Amended and Restated Management Rights Agreement by and among GIP II-B Eagle AIV 1, L.P., GIP II Eagle Holdings Partnership, L.P., GIP II Eagle 2 Holding, L.P., GIP II Eagle Acquisition Holdings GP, LLC, Chesapeake Midstream Ventures, L.L.C., Chesapeake Midstream GP, L.L.C., Chesapeake Midstream Partners, L.P. and Chesapeake MLP Operating, L.L.C., dated June 29, 2012.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 3, 2012

GLOBAL INFRASTRUCTURE INVESTORS II, LLC

by:	/s/ Mark Levitt
Name:	Mark Levitt
Title:	Secretary

GLOBAL INFRASTRUCTURE GP II, L.P.
by:	Global Infrastructure Investors II, LLC, its general partner

by:	/s/ Mark Levitt
Name:	Mark Levitt
Title:	Secretary

GIP II EAGLE ACQUISITION HOLDINGS GP, LLC
by:	Global Infrastructure GP II, L.P., its managing member
by:	Global Infrastructure Investors II, LLC, its general partner

by:	/s/ Mark Levitt
Name:	Mark Levitt
Title:	Secretary

GIP II EAGLE HOLDINGS PARTNERSHIP, L.P.
by:	GIP II Eagle Acquisition Holdings GP, LLC, its general partner
by:	Global Infrastructure GP II, L.P., its managing member
by:	Global Infrastructure Investors II, LLC, its general partner

by:	/s/ Mark Levitt
Name:	Mark Levitt
Title:	Secretary